SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE

                                                                                                                  PRUDENTIAL PLC
                                                                                                                                    GROUP COMMUNICATIONS
                                                                                                                           12 ARTHUR STREET
                                                                                                                           LONDON EC4R 9AQ
                                                                                                                      TEL 020 7220 7588
                                                                                                                        FAX 020 7548 3725
                                                                                                                             www.prudential.co.uk

9.15 am (UK Time) 6 May 2015

PRUDENTIAL PLC FIRST QUARTER 2015 INTERIM MANAGEMENT STATEMENT

ASIA CONTINUES TO DRIVE THE GROUP'S PERFORMANCE

• Asia delivers a strong quarter:
• New business profit up 22 per cent1 to £309 million
• Eastspring third party net inflows2 of £2.3 billion, up 106 per cent1
• US separate account assets up 16 per cent1 to £89.2 billion
• UK increasing its retail sales (up 8 per cent) in new environment
• M&G external funds under management up 8 per cent to £139.5 billion

Tidjane Thiam, Group Chief Executive, said:

"The Group has made a strong start to the year, particularly in Asia, delivering new business profits of £496 million and APE sales of £1,250 million in the first quarter. This performance demonstrates our continued execution of a clear, consistent and successful strategy centred on Asia.

"In Asia, we remain focused on profitably meeting the investment and protection needs of a growing and increasingly prosperous middle class. Our 2017 Asia profit and cash growth objectives underline our conviction in the attractiveness of this opportunity. The first quarter was a strong step towards the delivery of these objectives, extending our track record of APE sales growth to 22 consecutive quarters averaging 16 per cent1.

"In the first quarter, Asia has achieved strong growth in life new business profit, life sales and asset management net inflows, underlining the region's importance to the Group's long-term prospects. Asia life APE sales grew by 28 per cent (34 per cent on an actual exchange rate basis) to £681 million while new business profit grew by 22 per cent (27 per cent on an actual exchange rate basis) to £309 million. Eastspring, our Asian asset manager, also had an outstanding quarter with net inflows from third party retail and institutional business more than doubling from the record 2014 levels to £2.3 billion (£1.1 billion in the first quarter of 2014).

"In the mature US and UK markets, we have continued to prioritise value over volume and maintained our focus on delivering good value to our customers and shareholders.

"In the US, separate account assets, which directly determine our ability to generate IFRS earnings and cash, were 16 per cent higher year-on-year at £89.2 billion. New business profit was £153 million, 28 per cent lower than the previous year due to our decision to capitalise on extremely favourable conditions in the first quarter of 2014, Jackson's highest ever first quarter, and our subsequent actions later in the year to moderate sales of variable annuities with living benefits. New business profit was also impacted negatively by a decrease in long-term interest rates.

1 Asia and US quarter-on-quarter percentage increases referred to in this news release are stated on a constant exchange rate (CER) basis unless otherwise stated.
2 Net investment flows excluding first quarter Eastspring money market funds net outflows of £0.3 billion (2014: net outflows of £0.5 billion).

"In the UK,

•      Our focus in the life market remains on providing investment and retirement solutions to an ageing but wealthy customer base. Our flagship with-profits product, PruFund, is at the heart of our product offerings. In the first quarter, our retail life sales grew by 8 per cent due to the growing popularity of PruFund-backed product wrappers such as drawdown, pensions and bonds. Retail new business profit of £34 million was 11 per cent lower primarily reflecting reduced volumes of individual annuities following the 2014 Budget changes. We continue to operate with discipline in the bulk annuity market, writing no transactions during the first quarter and one sizeable transaction immediately after the quarter end. Overall, we believe our strategy is working well in the new environment as demonstrated by the encouraging signs of progress so far.

• In asset management, M&G grew external funds under management to £139.5 billion, an increase of 8 per cent year-on-year, driven by net inflows from Continental European operations.

"In summary, the first quarter demonstrates the success of the continued, disciplined execution of our proven strategy:

• Delivering strong, profitable growth in Asia, consistent with our 2017 objectives, by capturing profitably the long-term secular Asian growth opportunity.
• In the US and UK, focusing on value over volume and generating earnings and cash.

"The prolonged low interest rate environment and the uncertainties around the future evolution of US interest rates continue to pose significant challenges to the global economy. In this context, we believe the quality of our strategy and our focus on disciplined execution position us well to continue to deliver long-term sustainable value.

"We were delighted to announce on 1 May the appointment of Mike Wells to replace me as Chief Executive Officer, with effect from 1 June 2015. Mike has an outstanding track record as Chief Executive of Jackson. I am pleased to be leaving Prudential in the hands of such an experienced leader.

"Our strategy is working well, our execution is good, our teams are strong and I leave the Group confident that Mike will provide strong and effective leadership in the continued delivery of value for our customers and shareholders.

"It has been my pleasure and a privilege to lead Prudential."

BUSINESS UNIT REVIEW
Through 2014, we have chosen to comment on our international business performance in local currency terms (expressed on a constant exchange rate basis) to outline underlying performance in a period of currency volatility. We have continued to use this basis in the discussion below for our Asian and US businesses to maintain comparability. It is worth noting that so far this year, we have experienced favourable currency movements. As a result and contrary to last year, the constant exchange rate basis that we have used below produces lower progressions than the actual exchange rate basis.

ASIA
Our Asia life business delivered an excellent start to 2015, with APE sales growth of 28 per cent on a constant exchange rate basis (34 per cent on an actual exchange rate (AER) basis) to £681 million in the first quarter. Our Asia business has now delivered 22 consecutive quarters of APE sales growth, averaging 16 per cent.1

New business profit grew strongly, increasing by 22 per cent (AER: 27 per cent) to £309 million reflecting higher sales volumes, partially offset by the negative effect of lower interest rates, mainly in Hong Kong. On a like-for-like basis, new business profit, expressed at constant interest rates2 as at the end of 31 March 2015, grew by 27 per cent.

The distribution mix remained roughly in line with the prior year. Both agency and bancassurance channels (excluding discontinued agreements) achieved sales growth in excess of 20 per cent. Our bancassurance performance was led by our renewed partnership with Standard Chartered Bank, which delivered sales growth of 46 per cent. Ninety per cent of our Asian APE sales remains high quality, regular premium and the product mix continues to be well balanced between unit-linked, participating and protection business, with the first quarter recording strong growth across all three categories.

Hong Kong delivered outstanding APE sales growth of 74 per cent to £246 million in the first quarter. This has been driven by an increase in agency manpower relative to the first quarter of 2014 as well as productivity improvements that have seen higher average case sizes and continued strong demand from mainland China customers. Our bancassurance partnership with Standard Chartered Bank also delivered record APE sales, up 45 per cent, driven by increases in the number of cases per financial service consultant as well as an uplift in the conversion rate from referral to sale.

Our joint venture with CITIC in China continues to make excellent progress, with APE sales growth of 37 per cent to £56 million, driven by broad-based momentum across all channels and a high-quality mix of both savings and protection products. Agency APE sales increased 27 per cent as a result of higher levels of active manpower, while APE sales through the bancassurance channel were up 56 per cent, helped in particular by a strong performance from our partner CITIC Bank. Our track record of growth, with sales increasing at an average quarterly rate of 39 per cent since the beginning of 2013, has seen China become an increasingly important contributor to our overall growth in Asia, which on a 100 per cent basis now ranks as our second-largest market in the region by APE sales.

In Singapore, we have increased our focus on higher-value protection products, which has improved the overall economics of our business. As a result, new business profit increased by 2 per cent, despite a reduction in APE sales of 7 per cent, excluding the bancassurance agreements with Maybank and Singpost which ceased in 2014. Overall APE sales, including these discontinued bancassurance relationships, were 19 per cent lower at £72 million.

The macro environment in Indonesia is currently more challenging than some of our other markets, but we have seen improvements in both agency and bancassurance drive a 7 per cent growth in APE sales to £93 million during the first quarter. We remain confident about our long-term prospects in the country.

We are seeing good results from our refocused business in Malaysia as APE sales grew by 26 per cent to £54 million. This includes the impact of 56 per cent growth in Takaful sales due to our growing Bumi salesforce.

In our other 'sweet spot'3 markets, Thailand grew APE sales by 4 per cent, reflecting efforts to refocus our key distributors on a more protection-orientated product mix, which saw protection sales more than double and their proportion of total sales increase to 31 per cent. In Vietnam and the Philippines APE sales increased by 18 per cent and 17 per cent respectively, driven by agency sales.

Among our other markets, in India, our joint venture with ICICI is performing well in a challenging market, with APE sales up 47 per cent reflecting the continued improvement in market sentiment seen since the second half of 2014. Our operations in Korea and Taiwan remain focused on continued selective participation, with APE sales growth of 11 per cent and 12 per cent respectively.

Our asset management business, Eastspring Investments, saw net third party inflows for the first quarter of £2.3 billion, more than twice the prior year level. These net inflows were driven by ongoing success in Japan, China and India. Third party funds under management at 31 March 2015 were £29.8 billion, up 48 per cent on the prior year on a constant exchange rate basis. Total funds under management4, which include the assets from our life operations, totalled £86.0 billion, 32 per cent higher than a year ago (2014: £65.1 billion, on a constant exchange rate basis).

1 On a constant exchange rate basis.

2  New business profit is calculated using end-of-period economic assumptions. If 2014 new business profit is re-expressed based on 31 March 2015 interest rates Asia new business profit would have grown by 27 per cent on a constant exchange rate basis. A more detailed analysis is provided in schedule 4(C).

3 Sweet spot markets are Hong Kong, Indonesia, Malaysia, the Philippines, Singapore, Thailand and Vietnam.
4 Total funds under management include all external and internal funds.

The scale and diversity of our business platform in Asia, combined with the positive, long-term structural trends of a rapidly growing and wealthy middle class population with significant savings and protection needs, continues to underpin our long-term profitable growth prospects in the region.

US
In the US, Jackson remains focused on actively managing sales volumes of variable annuities with living benefits to maintain an appropriate balance of our revenue streams and to match our annual risk appetite. As a result, Jackson may experience fluctuations in quarterly sales volumes as we implement management actions through the year to achieve these goals and continue to price new business on a conservative basis, putting value over volume.

Focusing on value, it is important to recognise that Jackson has been delivering earnings and cash primarily through generating fee income on a growing separate account asset base. The evolution of the asset base is a key driver of profitability and over time is a more meaningful indicator than the volume of quarterly sales. At 31 March 2015, Jackson had statutory separate account assets of £89.2 billion, up 16 per cent (AER: 30 per cent) compared to the end of March 2014, as a result of both positive net flows and the growth in the underlying market value of the separate account assets over the period.

In the first quarter, Jackson reported total APE sales of £400 million, a decrease of 15 per cent, with lower sales of variable annuities compared to the same period last year.

APE sales from variable annuities decreased 18 per cent year-on-year to £346 million, reflecting the extremely high sales levels achieved in the first quarter of 2014 and continuing management action to manage sales volumes. As a result, variable annuity volumes excluding Elite Access were 22 per cent lower year-on-year at £272 million. Sales of Elite Access, our variable annuity without living benefits, were broadly consistent with prior year at £74 million. With the success of Elite Access, we continue to improve the diversification of our product mix, with 33 per cent of our first quarter total variable annuity sales not featuring living benefit guarantees(2014: 30 per cent).

New business profit of £153 million was 28 per cent lower year-on-year, reflecting our disciplined approach to sales, a historically strong first quarter in 2014 (our highest first quarter ever) and the impact of the year-on-year decline in interest rates of 80 basis points, which on its own accounted for a significant portion of the decline. The economics of our business remain very attractive and we continue to write profitable new business through sales of prudently priced annuity products.

Fixed annuity APE sales of £11 million decreased 21 per cent compared to the same period last year, primarily as a result of the low interest rate environment. Fixed index annuity APE sales of £10 million remained relatively flat compared to the first quarter of the prior year.

Curian Capital, the specialised asset management company of Jackson that provides innovative fee-based separately managed accounts, had assets under management of £8.6 billion at the end of March 2015 compared with £8.3 billion at 31 December 2014, as a result of positive net flows and market appreciation during the period.

Recently, the US Department of Labor released a proposed rule pertaining to the fiduciary responsibilities of investment advice providers, which are intended to protect consumers by mitigating the effect of conflicts of interest in the retirement investment marketplace. This regulatory proposal is in its early stages and Jackson will continue to monitor the development and implementation of the proposed rule. A final ruling is not anticipated until late 2015 at the earliest and it is premature to speculate on the likely impact, if any, on Jackson at this time.

Jackson's strategy remains unchanged, with a primary focus on delivering earnings and cash, while maintaining a strong balance sheet.

UK, Europe and Africa
The UK insurance market continues to be impacted by the introduction of significant reforms to the pension industry which were announced in 2014 and came into force in April 2015. In this challenging context, retail APE sales1 rose by 8 per cent in the first quarter of 2015, with increased sales of our investment products including onshore and offshore bonds, individual pensions and income drawdown partly offset by reduced sales of individual annuities. Retail new business profit1 fell by 11 per cent, primarily due to the reduction in annuity sales and the impact of lower interest rates.

Bond APE sales of £76 million increased by 21 per cent, reflecting the strength of our investment proposition. APE sales from onshore with-profits bonds of £56 million were 25 per cent higher, with particularly strong demand for our non-guaranteed range of PruFunds. There is significant ongoing demand for our with-profits funds, with customers attracted by both the track record of performance and the benefit of a smoothed return to help manage market volatility. Offshore bond APE sales were 13 per cent higher, again reflecting the growing popularity of our with-profits funds.

1   The 2014 UK and Europe insurance operations comparatives have been adjusted to exclude PruHealth and PruProtect APE sales of £7 million and new business profit of £3 million, following the disposal of our 25 per cent interest in the businesses in November 2014.

We did not conclude any bulk annuity transactions in the first quarter of 2015 (2014: three schemes, APE sales £73 million, new business profit £50 million). Shortly after the quarter end, however, we have written one bulk scheme with APE of £67 million and new business profit of £46 million. Our approach to bulk transactions in the UK will continue to be one of selective participation, focusing on those opportunities where we can bring significant value to our customers and meet our shareholder return requirements.

Income drawdown APE sales nearly trebled to £14 million and individual pensions APE sales increased by 125 per cent to £27 million, both driven by the expanding market for flexible retirement income and pension products and the strength of our PruFund offering.

During the first quarter we saw the slowdown in individual annuity sales continue from 2014. APE sales reduced from £36 million in the first quarter of 2014, which pre-dated the impact of pension reforms announced in the 2014 Budget, to £14 million in 2015, 61 per cent lower. The proportion of customers deferring the decision to convert their pension savings into retirement income continued to be significantly higher than in the same period in 2014, as customers awaited the introduction of the pension changes on 6 April 2015.

On 26 February 2015 we added the PruFund range of investment funds to the Prudential ISA, generating additional ISA sales of £32 million in the quarter (included within other products) and £95 million to the end of April 2015.

In total, PruFund assets under management have increased 9 per cent to £12.6 billion since the start of the year.

Corporate pensions APE sales of £33 million were £7 million lower than the first quarter of 2014, which benefitted from higher new entrants as auto-enrolment came into effect for larger employers. We remain the largest provider of Additional Voluntary Contribution plans within the public sector, where we provide schemes for 72 of the 99 public sector authorities in the UK (2014: 70 of the 99).

We have experienced an upturn in the volume of customer contacts and an increase in requests for valuations of pension funds held after 6 April when the new pensions freedom regulations became effective. It remains too early to discern any meaningful consumer trends at this point.

While the UK retirement income market continues to undergo significant change, our business remains well placed to prosper in this new environment through its ongoing focus on its core strengths of with-profits and retirement solutions.

In Africa, we continue to develop our nascent businesses in Kenya and Ghana. We are pleased to have signed our first bank distribution agreement in Africa with Societe Generale Ghana on 22 April 2015. This has established a long-term partnership in the country, which complements our fast-growing agency force.

M&G
M&G delivered net inflows of £0.7 billion in the first quarter of 2015 (2014: £1.4 billion), reflecting the continued success of our European retail business and stable institutional inflows.

In our retail business, Continental Europe was the primary driver of our results, with net inflows in the region for the quarter of £1.5 billion (2014: net inflows of £1.6 billion). Together with higher market values, this increased international retail funds under management to a record £32.7 billion, accounting for 43 per cent of M&G's total retail assets. This was partially offset by net outflows of £0.9 billion in the UK retail market (2014: net outflows of £0.3 billion). In aggregate, the retail business achieved £0.6 billion of net inflows in the first quarter (2014: net inflows of £1.3 billion). Total external retail funds under management have increased by 10 per cent year-on-year to £75.7 billion. After a strong start to the year and 14 consecutive quarters of positive net flows, net retail flows in Europe were negative in April. The outlook for retail flows remains uncertain.

M&G's institutional business generated £0.1 billion of net inflows during the first quarter. Two new segregated equity mandates and new business for higher-margin strategies were balanced by the loss of public debt and property management mandates. Institutional business retains a strong pipeline of fixed income and real estate business, representing new business won but not yet funded across multiple investment strategies. Total external institutional funds under management were £63.8 billion as at 31 March 2015, up 7 per cent year-on-year.

Net fund inflows, combined with positive market movements, increased total M&G funds under management to a new high of £269.6 billion, up 9 per cent on the first quarter of 2014. External funds now account for 52 per cent of that total at £139.5 billion, up 8 per cent year-on-year.

BALANCE SHEET
Our balance sheet remains resilient and conservatively positioned. As at 31 March 2015, our IGD surplus was £4.3 billion, after deducting the 2014 final dividend of £0.7 billion. The IGD surplus is equivalent to a cover of 2.3 times and compares to £4.1 billion at 31 March 2014 (after deducting the 2013 final dividend of £0.6 billion).

OUTLOOK
Our strategy with Asia at the centre of the Group's long-term profitable growth prospects has continued to deliver attractive returns to our shareholders. Our first quarter performance evidences the quality of our execution, adding to the Group's strong track record.

The world is facing the impact of divergent monetary policy between the US and the Eurozone/Japan. This has manifested itself in the form of a rising dollar and extremely low and in some cases, negative government bond yields in Europe. We have also observed during the last twelve months a significant fall in the oil price. More importantly, continued monetary easing in Europe has exacerbated an environment of extremely low long-term interest rates across the developed economies, a difficult backdrop for any insurance company. The actions we have taken to improve the quality and resilience of our earnings and de-risk our balance sheet have mitigated the negative effect of this fall in yields but persistently low long-term rates still represent a significant headwind going forward, as evidenced by the impact on first quarter new business profit.

In this challenging context we believe we have a strong position, as our Asian platform is an engine of genuine profitable growth at a time when this is increasingly at a premium.

In Asia, we are focused on capturing the significant long-term opportunity to meet the investment and protection needs of the fast-growing, but mostly uninsured and increasingly wealthy middle class. In the US, we continue to provide investment opportunities and safe retirement income options to the 77 million baby boomers. In the UK, we offer investment opportunities and retirement income to a wealthy but ageing population.

In summary, our leading presence in the under-penetrated and fast-growing markets of Asia coupled with our established strengths in the US and the UK positions us well to continue delivering shareholder value across the cycle.

We are executing well on our proven strategy and remain confident of continuing to deliver sustainable, profitable growth to our shareholders and value to our customers.

Q1 2015 Business Unit financial highlights

New Business Profit (post tax)1
	YTD 2015 £m	YTD 2014 £m		YTD 2015 v 2014%
		AER	CER	AER	CER
Asia	309	243	254	27	22
US	153	195	213	(22)	(28)
UK - Retail2	34	38	38	(11)	(11)
Total Group Insurance - excluding UK Wholesale3	496	476	505	4	(2)
UK Wholesale	-	50	50	(100)	(100)
Total Group	496	526	555	(6)	(11)

Sales - APE
	YTD 2015 £m	YTD 2014 £m		YTD 2015 v 2014%
		AER	CER	AER	CER
Asia	681	507	534	34	28
US	400	432	473	(7)	(15)
UK- Retail2	169	157	157	8	8
Total Group Insurance - excluding UK Wholesale	1,250	1,096	1,164	14	7
UK Wholesale	-	73	73	(100)	(100)
Total Group	1,250	1,169	1,237	7	1

Investment Flows
	YTD 2015 £bn	YTD 2014 £bn		YTD 2015 v 2014%4
		AER	CER	AER	CER
Gross inflows
Retail	8.6	7.3	7.3	18	18
Institutional	3.7	1.7	1.7	124	124
M&G - total	12.3	9.0	9.0	37	37
Eastspring Investments5	5.2	3.2	3.3	63	58
Total Group	17.5	12.2	12.3	44	43
Net inflows
Retail	0.6	1.3	1.3	(57)	(57)
Institutional	0.1	0.1	0.1	(20)	(20)
M&G - total	0.7	1.4	1.4	(53)	(53)
Eastspring Investments5	2.3	1.1	1.1	105	106
Total Group	3.0	2.5	2.5	16	17

Funds Under Management6
	YTD 2015 £bn	YTD 2014 £bn		YTD 2015 v 2014%4
		AER	CER	AER	CER
M&G	269.6	248.3	248.3	9	9
Eastspring Investments	86.0	62.8	65.1	37	32
Total Group	355.6	311.1	313.4	14	13
External Funds Under Management
M&G	139.5	128.7	128.7	8	8
Eastspring Investments7	29.8	19.2	20.1	55	48
Total Group	169.3	147.9	148.8	14	14

ENDS

Enquiries:
Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3719	Raghu Hariharan	+44 (0)20 7548 2871
Tom Willetts	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860

1 New business profit has been calculated by applying the assumptions set out in schedule 5.

2   The 2014 UK and Europe insurance operations comparatives have been adjusted to exclude PruHealth and PruProtect APE sales of £7 million and new business profit of £3 million, following the disposal of our 25 per cent interest in the businesses in November 2014.

3  New business profit is calculated using end-of-period economic assumptions. If 2014 new business profit is re-expressed based on 31 March 2015 interest rates the total Group insurance new business profit (excluding UK wholesale) would have grown by 6 per cent on a constant exchange rate basis. A more detailed analysis is provided in schedule 4(C).

4 Percentages based on unrounded numbers in millions.

5   Gross and net investment inflows excluding year-to-date Eastspring Money Market Funds. Investment flows exclude Eastspring Money Market Funds (MMF) gross inflows of £19.1 billion (2014: £15.7 billion) and net outflows of £0.3 billion (2014: net outflows of £0.5 billion).

6 Total funds under management include all external and internal funds .
7 External funds under management for Eastspring excluding Money Market Funds as set out in schedule 3.

Notes:

1 Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales and are subject to rounding.

2          Present Value of New Business Premiums (PVNBP) are calculated as equalling single premiums plus the present value of expected new business premiums of regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.

3 NBP assumptions for the period are detailed in the accompanying schedule 5.

4          Period-on-period percentage increases are stated on a constant exchange rate basis unless otherwise stated. Constant exchange rates results are calculated by translating prior period results using the current period foreign exchange rate i.e. current period average rates for the income statement and current period closing rates for the balance sheet.

5          There will be a conference call today for the media at 10.45 (UK) / 17.45 (Hong Kong) hosted by Tidjane Thiam, Group Chief Executive. Dial in telephone number: (UK) +44 (0)20 3139 4830 (Hong Kong)
            +852 3068 9834 Pin: 91812272#.

6          There will be a conference call today for analysts and investors at 11.30 (UK) / 18.30 (Hong Kong) hosted by Tidjane Thiam, Group Chief Executive. Dial in telephone number: +44 (0)20 3139 4830 / 0808 237 0030
            (Freephone UK) Pin: 34418297# Playback (PIN: 656816#) +44(0)20 3426 2807 / 0808 237 0026 (Freephone UK - available from 13.30 (UK Time) on 6 May 2015 until 23.59 (UK Time) on 5 June 2015).
            Please follow the link for international dial-in numbers - http://wpc.1726.planetstream.net/001726/FEL_Events_International_Access_List.pdf

7 High resolution photographs are available to the media free of charge by calling the media office on +44 (0) 207 548 2466.

8          Prudential plc is incorporated in England and Wales, and its affiliated companies constitute one of the world's leading financial service groups serving around 24 million customers and has £496 billion of assets under management (as at 31 December 2014). Prudential is listed on the stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with
           Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

9 Forward-Looking Statements
This document may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words "may", "will", "should", "continue", "aims", "estimates", "projects", "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, including fluctuations in interest rates and exchange rates and the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives related to the financial crisis and the effect of the European Union's 'Solvency II' requirements on Prudential's capital maintenance requirements; the impact of continuing designation as a global systemically important insurer; the impact of competition, economic growth, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk factors' heading in its most recent Annual Report and the 'Risk Factors' heading of Prudential's most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as under the 'Risk Factors' heading of any subsequent Prudential Half Year Financial Report. Prudential's most recent Annual Report, Form 20-F and any subsequent Half Year Financial Report are/will be available on its website at www.prudential.co.uk.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

10 The financial information presented in this Interim Management Statement and accompanying schedules is unaudited.

Schedule 1A - New Business Insurance Operations (Actual Exchange Rates)

	Single			Regular			Annual Equivalents(2)			PVNBP
	2015	2014		2015	2014		2015	2014		2015	2014
	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m
Group Insurance Operations
Asia (1a)	662	470	41%	615	460	34%	681	507	34%	3,643	2,690	35%
US(1a)	3,998	4,323	(8)%	-	-	N/A	400	432	(7)%	3,998	4,323	(8)%
UK	1,305	1,875	(30)%	39	43	(9)%	169	230	(27)%	1,450	2,024	(28)%
Group Total	5,965	6,668	(11)%	654	503	30%	1,250	1,169	7%	9,091	9,037	1%

Asia Insurance Operations(1a)
Cambodia	-	-	N/A	2	-	N/A	2	-	N/A	8	2	300%
Hong Kong	121	79	53%	234	120	95%	246	128	92%	1,408	752	87%
Indonesia	71	39	82%	86	82	5%	93	86	8%	396	345	15%
Malaysia	29	20	45%	51	41	24%	54	43	26%	347	278	25%
Philippines	34	25	36%	11	8	38%	14	11	27%	67	51	31%
Singapore	167	120	39%	55	75	(27)%	72	87	(17)%	539	601	(10)%
Thailand	16	21	(24)%	26	23	13%	28	25	12%	114	110	4%
Vietnam	1	-	N/A	13	11	18%	13	11	18%	55	41	34%
SE Asia Operations	439	304	44%	478	360	33%	522	391	34%	2,934	2,180	35%
inc. Hong Kong
China(6)	164	80	105%	40	30	33%	56	38	47%	297	180	65%
Korea	38	54	(30)%	27	21	29%	31	26	19%	167	137	22%
Taiwan	14	24	(42)%	27	22	23%	28	24	17%	103	102	1%
India(4)	7	8	(13)%	43	27	59%	44	28	57%	142	91	56%
Total Asia Insurance Operations	662	470	41%	615	460	34%	681	507	34%	3,643	2,690	35%

US Insurance Operations(1a)
Variable Annuities	2,720	3,171	(14)%	-	-	N/A	272	317	(14)%	2,720	3,171	(14)%
Elite Access (Variable Annuity)	741	686	8%	-	-	N/A	74	69	7%	741	686	8%
Fixed Annuities	114	124	(8)%	-	-	N/A	11	12	(8)%	114	124	(8)%
Fixed Index Annuities	95	85	12%	-	-	N/A	10	8	25%	95	85	12%
Wholesale	328	257	28%	-	-	N/A	33	26	27%	328	257	28%
Total US Insurance Operations	3,998	4,323	(8)%	-	-	N/A	400	432	(7)%	3,998	4,323	(8)%

UK & Europe Insurance Operations(11), (12)
Individual Annuities	143	364	(61)%	-	-	N/A	14	36	(61)%	143	364	(61)%
Bonds	757	625	21%	-	-	N/A	76	63	21%	757	625	21%
Corporate Pensions	21	28	(25)%	31	37	(16%)	33	40	(18)%	131	150	(13)%
Individual Pensions	205	74	177%	6	5	20%	27	12	125%	230	92	150%
Income Drawdown	143	47	204%	-	-	N/A	14	5	180%	143	47	204%
Other Products	36	4	0%	2	1	100%	5	1	400%	46	13	254%
Total Retail	1,305	1,142	14%	39	43	(9%)	169	157	8%	1,450	1,291	12%
Wholesale	-	733	(100)%	-	-	N/A	-	73	(100)%	-	733	(100)%
Total UK & Europe Insurance Operations	1,305	1,875	(30)%	39	43	(9)%	169	230	(27)%	1,450	2,024	(28)%
Group Total	5,965	6,668	(11)%	654	503	30%	1,250	1,169	7%	9,091	9,037	1%

Schedule 1B - New Business Insurance Operations (2014 at Constant Exchange Rates)

Note: In schedule 1B constant exchange rates have been used to calculate insurance new business for overseas operations for all periods in 2014.

	Single			Regular			Annual Equivalents(2)			PVNBP
	2015	2014		2015	2014		2015	2014		2015	2014
	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m
Group Insurance Operations
Asia (1a) (1b)	662	496	33%	615	484	27%	681	534	28%	3,643	2,827	29%
US(1a) (1b)	3,998	4,726	(15)%	-	-	N/A	400	473	(15)%	3,998	4,726	(15)%
UK	1,305	1,875	(30)%	39	43	(9)%	169	230	(27)%	1,450	2,024	(28)%
Group Total	5,965	7,097	(16)%	654	527	24%	1,250	1,237	1%	9,091	9,577	(5)%

Asia Insurance Operations(1a) (1b)
Cambodia	-	-	N/A	2	-	N/A	2	-	N/A	8	2	300%
Hong Kong	121	87	39%	234	132	77%	246	141	74%	1,408	823	71%
Indonesia	71	40	78%	86	83	4%	93	87	7%	396	349	13%
Malaysia	29	20	45%	51	41	24%	54	43	26%	347	276	26%
Philippines	34	28	21%	11	9	22%	14	12	17%	67	56	20%
Singapore	167	123	36%	55	77	(29)%	72	89	(19)%	539	614	(12)%
Thailand	16	23	(30)%	26	25	4%	28	27	4%	114	120	(5)%
Vietnam	1	1	0%	13	11	18%	13	11	18%	55	44	25%
SE Asia Operations	439	322	36%	478	378	26%	522	410	27%	2,934	2,284	28%
inc. Hong Kong
China(6)	164	84	95%	40	33	21%	56	41	37%	297	192	55%
Korea	38	56	(32)%	27	22	23%	31	28	11%	167	146	14%
Taiwan	14	26	(46)%	27	22	23%	28	25	12%	103	107	(4)%
India(4)	7	8	(13)%	43	29	48%	44	30	47%	142	98	45%
Total Asia Insurance Operations	662	496	33%	615	484	27%	681	534	28%	3,643	2,827	29%

US Insurance Operations(1a) (1b)
Variable Annuities	2,720	3,466	(22)%	-	-	N/A	272	347	(22)%	2,720	3,466	(22)%
Elite Access (Variable Annuity)	741	751	(1)%	-	-	N/A	74	75	(1)%	741	751	(1)%
Fixed Annuities	114	135	(16)%	-	-	N/A	11	14	(21)%	114	135	(16)%
Fixed Index Annuities	95	93	2%	-	-	N/A	10	9	11%	95	93	2%
Wholesale	328	281	17%	-	-	N/A	33	28	18%	328	281	17%
Total US Insurance Operations	3,998	4,726	(15)%	-	-	N/A	400	473	(15)%	3,998	4,726	(15)%

UK & Europe Insurance Operations(11), (12)
Individual Annuities	143	364	(61)%	-	-	N/A	14	36	(61)%	143	364	(61)%
Bonds	757	625	21%	-	-	N/A	76	63	21%	757	625	21%
Corporate Pensions	21	28	(25)%	31	37	(16)%	33	40	(18)%	131	150	(13)%
Individual Pensions	205	74	177%	6	5	20%	27	12	125%	230	92	150%
Income Drawdown	143	47	204%	-	-	N/A	14	5	180%	143	47	204%
Other Products	36	4	800%	2	1	100%	5	1	400%	46	13	254%
Total Retail	1,305	1,142	14%	39	43	(9%)	169	157	8%	1,450	1,291	12%
Wholesale	-	733	(100)%	-	-	N/A	-	73	(100)%	-	733	(100)%
Total UK & Europe Insurance Operations	1,305	1,875	(30)%	39	43	(9)%	169	230	(27)%	1,450	2,024	(28)%
Group Total	5,965	7,097	(16)%	654	527	24%	1,250	1,237	1%	9,091	9,577	(5)%

Schedule 2A - Total Insurance New Business APE - By Quarter (Actual Exchange Rates)

	2014				2015
	Q1	Q2	Q3	Q4	Q1
	£m	£m	£m	£m	£m
Group Insurance Operations
Asia (1a)	507	489	548	693	681
US(1a)	432	439	364	321	400
UK	230	189	209	206	169
Group Total	1,169	1,117	1,121	1,220	1,250

Asia Insurance Operations(1a)
Cambodia	-	1	1	1	2
Hong Kong	128	130	166	221	246
Indonesia	86	98	80	121	93
Malaysia	43	48	48	62	54
Philippines	11	11	13	16	14
Singapore	87	85	86	99	72
Thailand	25	17	18	23	28
Vietnam	11	12	16	22	13
SE Asia Operations inc. Hong Kong	391	402	428	565	522
China(6)	38	19	23	25	56
Korea	26	22	32	33	31
Taiwan	24	30	34	36	28
India(4)	28	16	31	34	44
Total Asia Insurance Operations	507	489	548	693	681

US Insurance Operations(1a)
Variable Annuities	317	297	260	216	272
Elite Access (Variable Annuity)	69	80	80	82	74
Fixed Annuities	12	15	14	12	11
Fixed Index Annuities	8	10	10	9	10
Wholesale	26	37	-	2	33
Total US Insurance Operations	432	439	364	321	400

UK & Europe Insurance Operations(11), (12)
Individual Annuities	36	27	23	20	14
Bonds	63	67	77	87	76
Corporate Pensions	40	39	38	30	33
Individual Pensions	12	15	21	24	27
Income Drawdown	5	7	11	12	14
Other Products	1	3	2	3	5
Total Retail	157	158	172	176	169
Wholesale	73	31	37	30	-
Total UK & Europe Insurance Operations	230	189	209	206	169
Group Total	1,169	1,117	1,121	1,220	1,250

Schedule 2B - Total Insurance New Business APE - By Quarter (2014 at Constant Exchange Rates)

Note: In schedule 2B constant exchange rates have been used to calculate insurance new business for overseas operations for all periods in 2014.

	2014				2015
	Q1	Q2	Q3	Q4	Q1
	£m	£m	£m	£m	£m
Group Insurance Operations
Asia(1b)	534	517	577	713	681
US(1b)	473	487	402	331	400
UK	230	189	209	206	169
Group Total	1,237	1,193	1,188	1,250	1,250

Asia Insurance Operations(1b)
Cambodia	-	1	1	1	2
Hong Kong	141	143	184	234	246
Indonesia	87	100	80	120	93
Malaysia	43	46	47	61	54
Philippines	12	13	14	18	14
Singapore	89	87	88	98	72
Thailand	27	19	19	25	28
Vietnam	11	14	17	24	13
SE Asia Operations inc. Hong Kong	410	423	450	581	522
China(6)	41	21	25	26	56
Korea	28	23	33	33	31
Taiwan	25	32	36	37	28
India(4)	30	18	33	36	44
Total Asia Insurance Operations	534	517	577	713	681

US Insurance Operations(1b)
Variable Annuities	347	330	287	222	272
Elite Access (Variable Annuity)	75	90	88	85	74
Fixed Annuities	14	15	16	13	11
Fixed Index Annuities	9	11	11	9	10
Wholesale	28	41	-	2	33
Total US Insurance Operations	473	487	402	331	400

UK & Europe Insurance Operations(11), (12)
Individual Annuities	36	27	23	20	14
Bonds	63	67	77	87	76
Corporate Pensions	40	39	38	30	33
Individual Pensions	12	15	21	24	27
Income Drawdown	5	7	11	12	14
Other Products	1	3	2	3	5
Total Retail	157	158	172	176	169
Wholesale	73	31	37	30	-
Total UK & Europe Insurance Operations	230	189	209	206	169
Group Total	1,237	1,193	1,188	1,250	1,250

Schedule 3 - Investment Operations - By Quarter (Actual Exchange Rates)

	2014				2015
	Q1	Q2	Q3	Q4	Q1
	£m	£m	£m	£m	£m
Group Investment Operations
Opening FUM	143,916	147,914	153,849	157,533	162,380
Net Flows:(8)	2,571	4,123	2,893	2,930	2,990
- Gross Inflows	12,146	14,045	12,847	13,670	17,512
- Redemptions	(9,575)	(9,922)	(9,954)	(10,740)	(14,522)
Other Movements	1,427	1,812	791	1,917	3,975
Total Group Investment Operations(10)	147,914	153,849	157,533	162,380	169,345

M&G
Retail
Opening FUM	67,202	68,981	71,941	73,012	74,289
Net Flows:	1,291	2,493	1,531	1,371	558
- Gross Inflows	7,305	7,468	6,801	7,414	8,592
- Redemptions	(6,014)	(4,975)	(5,270)	(6,043)	(8,034)
Other Movements	488	467	(460)	(94)	826
Closing FUM	68,981	71,941	73,012	74,289	75,673

Comprising amounts for:
UK	42,199	42,392	41,756	40,705	41,143
Europe (excluding UK)	25,244	27,927	29,622	31,815	32,675
South Africa	1,538	1,622	1,634	1,769	1,855
	68,981	71,941	73,012	74,289	75,673

Institutional(3)
Opening FUM	58,787	59,736	60,830	61,572	62,758
Net Flows:	152	275	138	(164)	122
- Gross Inflows	1,655	2,894	2,295	2,185	3,712
- Redemptions	(1,503)	(2,619)	(2,157)	(2,349)	(3,590)
Other Movements	797	819	604	1,350	958
Closing FUM	59,736	60,830	61,572	62,758	63,838

Total M&G Investment Operations	128,717	132,771	134,584	137,047	139,511

PPM South Africa FUM included in Total M&G	4,720	4,815	4,905	5,203	5,456

Eastspring - excluding MMF(8)
Equity/Bond/Other(7)
Opening FUM	16,109	16,753	18,259	19,893	21,893
Net Flows:	540	1,063	1,127	1,640	2,133
- Gross Inflows	2,546	3,285	3,583	3,760	5,007
- Redemptions	(2,006)	(2,222)	(2,456)	(2,120)	(2,874)
Other Movements	104	443	507	360	1,661
Closing FUM(5)	16,753	18,259	19,893	21,893	25,687

Third Party Institutional Mandates
Opening FUM	1,818	2,444	2,819	3,056	3,440
Net Flows:	588	292	97	83	177
- Gross Inflows	640	398	168	311	201
- Redemptions	(52)	(106)	(71)	(228)	(24)
Other Movements	38	83	140	301	530
Closing FUM(5)	2,444	2,819	3,056	3,440	4,147

Total Eastspring Investment Operations	19,197	21,078	22,949	25,333	29,834

US
Curian - FUM(5) (9)	6,781	6,948	7,421	7,933	8,557

Schedule 4A - Total Insurance New Business Profit (Actual Exchange Rates)

	2014				2015
	Q1	Q2	Q3	Q4	Q1
	YTD	YTD	YTD	YTD	YTD
	£m	£m	£m	£m	£m

New Business Profit(1a)
Total Asia Insurance Operations	243	494	775	1,162	309
Total US Insurance Operations	195	376	530	694	153
Total UK & Europe Insurance Operations(12)	88	139	200	259	34
Group Total	526	1,009	1,505	2,115	496

Annual Equivalent(1a) (2)
Total Asia Insurance Operations	507	996	1,544	2,237	681
Total US Insurance Operations	432	871	1,235	1,556	400
Total UK & Europe Insurance Operations(12)	230	419	628	834	169
Group Total	1,169	2,286	3,407	4,627	1,250

New Business Margin (NBP as % of APE)
Total Asia Insurance Operations	48%	50%	50%	52%	45%
Total US Insurance Operations	45%	43%	43%	45%	38%
Total UK & Europe Insurance Operations	38%	33%	32%	31%	20%
Group Total	45%	44%	44%	46%	40%

PVNBP(1a) (2)
Total Asia Insurance Operations	2,690	5,378	8,408	12,331	3,643
Total US Insurance Operations	4,323	8,703	12,352	15,555	3,998
Total UK & Europe Insurance Operations(12)	2,024	3,644	5,459	7,305	1,450
Group Total	9,037	17,725	26,219	35,191	9,091

New Business Margin (NBP as % of PVNBP)
Total Asia Insurance Operations	9.0%	9.2%	9.2%	9.4%	8.5%
Total US Insurance Operations	4.5%	4.3%	4.3%	4.5%	3.8%
Total UK & Europe Insurance Operations	4.3%	3.8%	3.7%	3.5%	2.3%
Group Total	5.8%	5.7%	5.7%	6.0%	5.5%

Schedule 4B - Total Insurance New Business Profit (2014 at Constant Exchange Rates)

Note:   In schedule 4B constant exchange rates have been used to calculate insurance new business for overseas operations for all periods in 2014. The year-to-date amounts for 2015 are presented on actual exchange rates.

	2014				2015
	Q1	Q2	Q3	Q4	Q1
	YTD	YTD	YTD	YTD	YTD
	£m	£m	£m	£m	£m

New Business Profit(1b)
Total Asia Insurance Operations	254	517	812	1,208	309
Total US Insurance Operations	213	415	585	755	153
Total UK & Europe Insurance Operations(12)	88	139	200	259	34
Group Total	555	1,071	1,597	2,222	496

Annual Equivalent(1b) (2)
Total Asia Insurance Operations	534	1,051	1,628	2,341	681
Total US Insurance Operations	473	960	1,362	1,693	400
Total UK & Europe Insurance Operations(12)	230	419	628	834	169
Group Total	1,237	2,430	3,618	4,868	1,250

New Business Margin (NBP as % of APE)
Total Asia Insurance Operations	48%	49%	50%	52%	45%
Total US Insurance Operations	45%	43%	43%	45%	38%
Total UK & Europe Insurance Operations	38%	33%	32%	31%	20%
Group Total	45%	44%	44%	46%	40%

PVNBP(1b) (2)
Total Asia Insurance Operations	2,827	5,669	8,857	12,891	3,643
Total US Insurance Operations	4,726	9,597	13,621	16,928	3,998
Total UK & Europe Insurance Operations(12)	2,024	3,644	5,459	7,305	1,450
Group Total	9,577	18,910	27,937	37,124	9,091

New Business Margin (NBP as % of PVNBP)
Total Asia Insurance Operations	9.0%	9.1%	9.2%	9.4%	8.5%
Total US Insurance Operations	4.5%	4.3%	4.3%	4.5%	3.8%
Total UK & Europe Insurance Operations	4.3%	3.8%	3.7%	3.5%	2.3%
Group Total	5.8%	5.7%	5.7%	6.0%	5.5%

Schedule 4C - Total Insurance New Business Profit (2014 at Constant Interest Rates)1

Note: The new business profit shown in the financial highlights section of this Interim Management Statement has been determined using the economic assumptions shown in Schedule 5. The profit for the first quarter of 2014 therefore reflects interest rates at 31 March 2014. The following table provides additional memorandum information to demonstrate how the first quarter of 2015 and the first quarter of 2014 new business profit would compare if interest rates at 31 March 2014 were the same as at 31 March 2015.

	Q1 2015 £m	Q1 2014 £m		Q1 2015 v Q1 2014%
New Business Profit (post-tax)		AER	CER	AER	CER
Asia	309	233	243	33	27
US	153	175	192	(13)	(20)
UK - Retail	34	35	35	(3)	(3)
Total Group Insurance - excluding UK Wholesale	496	443	470	12	6
UK Wholesale business	-	50	50	(100)	(100)
Total Group Insurance	496	493	520	1	(5)
1 2014 new business profit (post-tax) re-expressed based on economic assumptions which use 31 March 2015 long-term interest rates.

Notes to Schedules 1A to 4C

(1) Prudential plc reports its results using both actual exchange rates (AER) and constant exchange rates (CER) so as to eliminate the impact of exchange translation.

Local currency: £		2015*	2014*	2015 vs 2014 appreciation (depreciation) of local currency against GBP
Hong Kong	Average Rate	11.74	12.84	9%
	Closing Rate	11.51	12.93	12%
Indonesia	Average Rate	19,387.19	19,594.39	1%
	Closing Rate	19,409.84	18,938.83	(2)%
Malaysia	Average Rate	5.48	5.46	0%
	Closing Rate	5.50	5.44	(1)%
Singapore	Average Rate	2.05	2.10	2%
	Closing Rate	2.04	2.10	3%
India	Average Rate	94.22	102.22	8%
	Closing Rate	92.90	99.57	7%
Vietnam	Average Rate	32,367.44	34,913.33	8%
	Closing Rate	31,998.41	35,172.70	10%
Thailand	Average Rate	49.42	54.06	9%
	Closing Rate	48.31	54.08	12%
US	Average Rate	1.51	1.66	10%
	Closing Rate	1.48	1.67	13%

*Average rate is for the 3 month period to 31 March.

(1a)  Insurance new business for overseas operations are converted using the year-to-date average exchange rate applicable at the time (AER). The sterling results for individual quarters represent the difference between the year-to-date reported sterling results at successive quarters and will include foreign exchange movements from earlier periods.

(1b) Insurance new business for overseas operations for 2014 has been calculated using constant exchange rates (CER).

(2)    Annual Equivalents, calculated as regular new business contributions plus 10 per cent of single new business contributions, are subject to roundings. Present value of new business premiums (PVNBPs) are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business. In determining the present value, allowance is made for lapses and other assumptions applied in determining the EEV new business profit.

(3)    Balance includes segregated and pooled pension funds, private finance assets and other institutional clients. Other movements reflect the net flows arising from the cash component of a tactical asset allocation fund managed by PPM South Africa.

(4) New business in India is included at Prudential's 26 per cent interest in the India life operation.
(5) Balance Sheet figures have been calculated at the closing exchange rate.
(6) New business in China is included at Prudential's 50 per cent interest in the China life operation.
(7) Mandatory Provident Fund (MPF) product sales in Hong Kong are included at Prudential's 36 per cent interest in Hong Kong MPF operation.

(8)    Investment flows for the period exclude year-to-date Eastspring Money Market Funds (MMF) gross inflows of £19,135 million (Q1 2014: £15,663 million) and net outflows of £256 million (Q1 2014 net outflows: £490 million).

(9) Excludes Curian Variable Series Trust funds (internal funds under management).
(10) Total M&G and Eastspring excluding MMF. Funds under management for MMF amounted to £4,894 million at 31 March 2015 (31 March 2014: £3,881 million).

(11)  With effect from 1 January 2015, APE and new business data for the UK and Europe Insurance Operations are presented using revised product groupings. This aims to reflect the evolving revenue streams and present greater detail for certain elements previously included within "Other".

(12)  The 2014 UK and Europe insurance operations comparatives have been adjusted to exclude PruHealth and PruProtect APE sales of £7 million and new business profit of £3 million, following the disposal of our 25 per cent interest in the businesses in November 2014.

Schedule 5

EEV New Business Methodology and Assumptions

Valuation of new business
The valuation of new business for the first quarter of 2015 represents post-tax profit determined using non-economic assumptions which are consistent with those at 31 December 2014.

The assumed long-term effective tax rates for operations reflect the incidence of taxable profits and losses in the projected cashflows and are calculated by reference to standard corporate rates that have been substantively enacted by the end of the reporting period.

For UK immediate annuity business and single premium universal life products in Asia, primarily Singapore, the new business contribution is determined by applying economic assumptions reflecting point of sale market conditions. This is consistent with how the business is priced as crediting rates are linked to yields on specific assets and the yield is locked-in when the assets are purchased at the point-of-sale of the policy. For other business within the Group, end of period economic assumptions are used.

Principal economic assumptions
Long-term expected returns on equity and property asset classes and corporate bonds in respect of each territory are derived by adding a risk premium, based on the Group's long-term view, to the risk-free rate. In Asia, equity risk premiums range from 3.5 per cent to 8.7 per cent for all periods shown below. In the US and the UK, the equity risk premium is 4.0 per cent for all periods shown below.

Assumed investment returns reflect the expected future returns on the assets held and allocated to the covered business at the valuation date.

The tables below summarise the principal financial assumptions:

Asia operations notes (ii),(iv)

31 March 2015
	China	Hong Kong	India	Indonesia	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
		notes (ii),(iii)				note (iii)		note (iii)
	%	%	%	%	%	%	%	%	%	%	%
New business risk discount rate	10.2	3.5	12.9	11.7	6.0	6.4	11.2	4.2	4.0	9.4	13.2
10-year Government bond yield	3.7	1.9	7.9	7.6	2.2	3.9	4.4	2.3	1.5	2.7	6.5

31 December 2014
	China	Hong Kong	India	Indonesia	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
		notes (ii),(iii)				note (iii)		note (iii)
	%	%	%	%	%	%	%	%	%	%	%
New business risk discount rate	10.2	3.7	13.0	12.0	6.7	6.6	10.8	4.3	4.2	9.5	14.0
10-year Government bond yield	3.7	2.2	8.0	7.9	2.6	4.1	4.0	2.3	1.6	2.7	7.2

31 March 2014
	China	Hong Kong	India	Indonesia	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
		notes (ii),(iii)				note (iii)		note (iii)
	%	%	%	%	%	%	%	%	%	%	%
New business risk discount rate	11.1	4.5	14.0	12.1	7.1	6.5	11.3	4.5	4.0	10.5	15.4
10-year Government bond yield	4.6	2.8	9.0	8.2	3.6	4.2	4.5	2.5	1.6	3.7	8.7

Schedule 5

EEV New Business Methodology and Assumptions (cont.)

	Asia Total
	31 Mar 2015	31 Dec 2014	31 Mar 2014
	%	%	%
New business weighted risk discount rate note (i)	6.4	6.9	7.5

Notes
(i) The weighted risk discount rates for Asia operations shown above have been determined by weighting each country's risk discount rates by reference to the post-tax EEV basis new business result.
(ii) For Hong Kong the assumptions shown are for US dollar denominated business. For other territories, the assumptions are for local currency denominated business.
  (iii)    The mean equity return assumptions for the most significant equity holdings in the Asia operations were:

	31 Mar 2015	31 Dec 2014	31 Mar 2014
	%	%	%
Hong Kong	5.9	6.2	6.8
Malaysia	9.9	10.1	10.1
Singapore	8.3	8.3	8.5

(iv) The standard corporate tax rates applicable for the most significant operations for all periods shown, are as follows:

Assumed corporate tax rate %
Hong Kong	16.5 per cent on 5 per cent of premium income
Indonesia	25 per cent
Malaysia	2014 to 2015: 25 per cent
From 2016: 24 per cent
Singapore	17 per cent

US operations
	31 Mar 2015	31 Dec 2014	31 Mar 2014
	%	%	%
Weighted average assumed new business spread margins:
Fixed Annuity business1,2	1.25	1.5	1.5
Fixed Index Annuity business2	1.5	2.0	2.0
Institutional business	0.7	0.7	0.7
New business risk discount rate:note (i)
Variable annuity	6.6	6.9	7.3
Non-variable annuity	3.7	3.9	4.5
Weighted average total	6.5	6.7	7.1
US 10-year treasury bond rate at end of period	1.9	2.2	2.8
Pre-tax expected long-term nominal rate of return for US equities	5.9	6.2	6.8
Standard corporate tax rate	35	35	35
1 Including the proportion of variable annuity business invested in the general account.
2 The weighted average rates at inception shown above grade up linearly by 25 basis points to a long-term assumption over five years.

Note

(i)      The risk discount rates shown above include an additional credit risk allowance for general account business of 100 basis points and for variable annuity business of 20 basis points for all periods shown.

Schedule 5

EEV New Business Methodology and Assumptions (cont.)

UK operations
	31 Mar 2015	31 Dec 2014	31 Mar 2014
	%	%	%
Shareholder-backed annuity business:note (i)
New business risk discount rate	7.0	6.5	7.1

Expected long-term nominal rate of return	3.7	4.1	4.6

Other business:
New business risk discount rate notes (ii),(iii)	5.4	5.5	6.2

Expected long-term nominal rates of investment return:
UK equities	6.0	6.2	7.2
15-year gilt rate	2.0	2.2	3.2
Corporate bonds	3.6	3.8	4.8
Standard corporate tax rate	20	20	20

Notes

(i)      For Prudential's UK shareholder-backed annuity business, Prudential has used a market consistent embedded value (MCEV) approach to derive an implied risk discount rate which is then applied to the projected best estimate cash flows. In the annuity MCEV calculations, the future cash flows are discounted using the swap yield curve plus an allowance for liquidity premium based on Prudential's assessment of the expected return on the assets backing the annuity liabilities after allowing for expected long-term defaults, a credit risk premium, an allowance for a 1 notch downgrade of the asset portfolio subject to credit risk and an allowance for short-term downgrades and defaults.

(ii) The risk discount rates for new business for UK insurance operations other than shareholder-backed annuities reflect weighted rates based on the type of business.
(iii) The 2014 UK and Europe insurance operations comparatives exclude the results of PruHealth and PruProtect following the sale in Q4 2014.

Schedule 6

Capital Management
We continue to operate with a strong solvency position, while maintaining high levels of liquidity and capital generation. At 31 March 2015 our IGD surplus is estimated at £4.3 billion after deducting the 2014 final dividend of £0.7 billion. The IGD surplus is equivalent to strong coverage of 2.3 times the requirement. This compares to £4.7 billion at 31 December 2014 (before taking into account the 2014 final dividend of £0.7 billion) and £4.1 billion at 31 March 2014 (after deducting the final dividend of £0.6 billion).

As at 31 March 2015 stress testing of our IGD capital position to various events has the following results:

• An instantaneous 20 per cent fall in equity markets from 31 March 2015 levels would reduce the IGD surplus by £50 million;

• A 40 per cent fall in equity markets (comprising an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four week period) would reduce the IGD surplus by £1,400 million;

• A 100 bps reduction (subject to a floor of zero) in interest rates would reduce the IGD surplus by £750 million; and

• Credit defaults of ten times the expected level would reduce IGD surplus by £700 million.

All of our subsidiaries continue to hold strong capital positions on a local regulatory basis. At 31 March 2015, the value of the estate of our UK with-profits funds is estimated at £7.5 billion. The estate of the with-profits funds in the UK is excluded from the IGD calculation.

The values of the shareholders' interests in future transfers from the with-profits funds in the UK are valued at £2.3 billion. No credit has been included in the IGD calculation for these values.

In addition to our strong capital position, on a statutory basis the total credit reserve for the UK shareholder annuity funds also contributes to protecting our capital position in excess of the IGD surplus. This credit reserve as at 31 March 2015 was £2.3 billion, equivalent to 6.7 per cent of the assets backing annuity liabilities. This represents 41 per cent of the portfolio spread over swaps, compared to 41 per cent at 31 December 2014 and 46 per cent at 31 March 2014.

Schedule 7

BASIS OF PREPARATION

The format of the schedules is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. With the exception of some US institutional business, products categorised as 'insurance' refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, i.e falling within one of the classes of insurance specified in part II of Schedule 1 to the Regulated Activities Order under PRA regulations.

The details shown for insurance products include contributions for contracts that are classified under IFRS 4 'Insurance Contracts' as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK Insurance Operations, and Guaranteed Investment Contracts and similar funding agreements written in US Operations.

New business premiums for regular premium products are shown on an annualised basis. Internal vesting business is classified as new business where the contracts include an open market option. New business premiums reflect those premiums attaching to covered business, including premiums for contracts designed as investment products for IFRS reporting.

Investment products referred to in the tables for funds under management are unit trusts, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as investment contracts under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

Post-tax New Business Profit has been determined using the European Embedded Value (EEV) methodology set out in our 2014 Annual Report.

In determining the EEV basis value of new business written in the period policies incept, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

Annual premium equivalent (APE) sales are subject to rounding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 06 May 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/Nic Nicandrou

Nic Nicandrou
Chief Financial Officer